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August 22, 2023

RE:	Blackstone Real Estate Income Trust, Inc.
Form 10-K for the year ended December 31, 2022; filed on March 17, 2023
Form 10-Q for the quarterly period ended March 31, 2023, filed on May 12, 2023
File No. 000-55931

VIA EDGAR

Paul Cline

Robert Telewicz

United States Securities and Exchange Commission

Division of Corporation Finance

Office of Real Estate & Construction

100 F Street, N.E.

Washington, D.C. 20549

Mr. Cline and Mr. Telewicz:

This letter sets forth the response of Blackstone Real Estate Income Trust, Inc. (the “Company”) to the comment letter of the staff of the Securities and Exchange Commission (the “Staff”) dated August 10, 2023, relating to the above-referenced filings. To assist your review, we have retyped the text of the Staff’s comments in italics below and provided the Company’s responses thereto immediately below each comment.

Form 10-K for the Year Ended December 31, 2022

Item 5. Market for Registrant’s Common Equity, Related Stockholder Matters and Issuer Purchases of Equity Securities

Net Asset Value, page 87

1.

We note your response to comment 1. Please provide us with a quantitative detail or reconciliation of how you derived the amount of net asset value (“NAV”) allocated to each class of share. This quantitative information should be based on the multiple factors listed in your response (e.g. class-specific adjustments for issuances of shares that were effective on the first calendar day of the month, repurchases that were effective on the last calendar day of the month, declared dividends and stockholder servicing fees). In your response, please supplement your quantitative information with sufficient narrative disclosure to clearly explain how each component is derived. Additionally, please tell us what consideration you gave to enhancing your NAV disclosures in your filing to provide this quantitative information to enable investors to better understand how you allocated NAV to each class of share.

The Company considered whether to modify its NAV disclosures to include additional quantitative information regarding how NAV was allocated to each share class and determined that the detailed monthly calculation would not provide meaningful information to stockholders. The Company believes that the narrative disclosure that is included in the Company’s most recent Form 10-Q for the quarter ended June 30, 2023 (the “Q2 Form 10-Q”) provides sufficient disclosure of the NAV calculation for each share class by disclosing that the allocation is pro rata to the relative size of each share class. In addition, the detailed NAV allocation calculation is performed on a monthly basis, while the Company’s Form 10-Q is reported on a quarterly basis. To disclose the quantitative NAV allocation by share class, the Company would need to provide the calculations for all months covered by each Form 10-Q or 10-K, which the Company believes would be overly-detailed and could cause confusion for the reader of its Form 10-Qs and 10-Ks.

Further, the quarterly subscriptions, repurchases, stockholder servicing fee, and distribution amounts are included in the Company’s Form 10-Q and its monthly returns are included on the Company’s website. As such, a reader of the Company’s financial statements would be able to recalculate the approximate NAV allocated to each share class using this publicly available information.

Concurrently herewith, the Company is supplementally providing to the Staff an example of the quantitative detail for how the Company derived the NAV allocated to each class of shares for the month ended June 30, 2023, including supplemental narrative in the form of footnotes to clearly explain how each component of the calculation is derived. Such additional information is being provided on a confidential basis pursuant to 17 C.F.R. § 200.83.

Form 10-Q for the quarterly period ended March 31, 2023

Item 1 Financial Statements

14. Equity and Redeemable Non-controlling Interest, page 33

2.

We have considered your response to our prior comment 2. Please revise your disclosure to clarify that although the Regents of the University of California have the option to request repurchase of their class I common stock after January 2028, any repurchase request is still subject to all of the conditions of the Company’s share repurchase plan.

The Company expanded the disclosure in its Q2 Form 10-Q to clarify that any repurchase request from the University of California is still subject to the Company’s share repurchase plan. The following is an excerpt from the “Common Stock” section of Note 14. Equity and Redeemable Non-controlling Interest from the Company’s Q2 Form 10-Q. New text is presented in blue/underlined font.

Common Stock

As of January 1, 2023, the Regents of the University of California (“UC Investments”), subscribed for an aggregate 268.9 million Class I shares for a total purchase price of $4.0 billion. The investment was made at the Company’s January 1, 2023 public offering price with fees and terms consistent with existing stockholders. In connection with this investment, a subsidiary of Blackstone entered into a long-term strategic venture with UC Investments.

Blackstone contributed $1.0 billion of its current holdings in the Company as part of the strategic venture, which provides a waterfall structure with UC Investments receiving a 11.25% minimum annualized net return on its investment in the Company (supported by a pledge of Blackstone’s contribution) and upside from its investment. In exchange, Blackstone will be entitled to receive an incremental 5% cash promote payment from UC Investments on any returns received in excess of the specified minimum, in addition to the existing management and incentive fees borne by all holders of Class I shares of the Company. The pledge will also extend to any appreciation and dividends received by Blackstone in respect of the contributed $1.0 billion. After January 2028, the parties have the option to request repurchase of their investments ratably over two years (a minimum average 6-year hold) and any such request will be subject to the terms of our share repurchase plan, as defined below, or policy with Respect to Repurchase of Adviser Class I Shares, dated as of March 10, 2021, filed as exhibit 99.1 to the Company’s Registration Statement on Form S-11 (File No. 333-260168), as applicable.

On March 1, 2023, UC Investments subscribed for an additional 33.9 million Class I shares for a total purchase price of $500.0 million. This investment was made at the Company’s March 1, 2023 public offering price with fees and terms consistent with existing stockholders. Blackstone contributed an incremental $125.0 million of its current holdings in the Company on the same terms described above.

If you should have any questions regarding the items discussed in this response letter, please contact me at Tony.Marone@Blackstone.com, or, in my absence, Paul Kolodziej, the Company’s Chief Accounting Officer at Paul.Kolodziej@Blackstone.com or Leon Volchyok, the Company’s Chief Legal Officer and Secretary at Leon.Volchyok@Blackstone.com.

Sincerely,

/s/ Anthony Marone
Chief Financial Officer

cc: Benjamin Wells, Simpson Thacher & Bartlett LLP

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